April 27, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Ms. Karen Ubell

Re:	EntreMed, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 19, 2010
File No. 000-20713

Dear Ms. Ubell:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 26, 2010 (the “Comment Letter”) with respect to the Staff’s review of the above-referenced filing by EntreMed, Inc. (the “Company”).  For your convenience, we have repeated the numbered comment from the Comment Letter, and the Company’s response to the comment is provided below.

Proposal Two:

1.   You disclose that the number of shares of common stock issued and outstanding will be reduced from approximately 95,694,736 shares to a range of approximately 47,847,368 shares to 4,784,737 shares, depending on the reverse stock split ratio set by the company’s board of directors.  Please disclose whether you currently have, or do not have, any plans with respect to the increased number of authorized unissued shares of common stock that will result upon the realization of the proposed reverse stock split.

Response:

The Company does not, at this time, have any plans with respect to the increased number of authorized unissued shares of common stock that would result from the realization of the proposed reverse stock split, and proposes to amend its disclosure (marked by underline in the paragraph below) in the Definitive Proxy Statement as follows:

“Our Board of Directors may, from time to time, deem it to be in the best interests of the Company and its stockholders to enter into transactions and other ventures that may include the issuance of shares of the Company’s Common Stock.  The Board of Directors would seek approval of the stockholders in connection with any proposed issuance, if required by applicable law at that time.  The Reverse Split is not part of any plan or proposal to take the Company private or in connection with any proposed transaction, and the Company does not have any plans, at this time, to use the extra authorized but unissued shares of common stock that would  result from the Reverse Split.  Rather, the Reverse Split is solely intended to enable the Company’s Common Stock to regarding compliance with the NASDAQ continued listing requirements and remain trading on the NASDAQ Capital Market.”

*  *  *  *

The Company believes the information included herein addresses the Staff’s comments.  In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss the Company’s response, please do not hesitate to contact the undersigned at 240.864.2781.

Sincerely,

/s/ Cynthia W. Hu
Cynthia W. Hu
Chief Operating Officer, General Counsel & Secretary